English Translation

This document is executed in Indonesian Language

No. 177/E00-E0E/REL/13

December 2, 2013

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo Lt. 3

Kompleks Perkantoran Kemkeu RI

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : The Change of Corporate Secretary

Dear Sir/Madam,

To comply with Bapepam-LK Regulation No IX.I.4 on The Formation of Corporate Secretary and BEI Regulation No. 1E on The Requirements to Submit Information, please be informed that our Corporate Secretary which previously had been assumed by Ms. Strasfiatri Auliana (Group Head Corporate Secretary), starting as of 1 December 2013 has been assumed by Mr. Bayu Hanantasena (Group Head Investor Relations & Corporate Secretary).

Thank you for your kind attention.

Sincerely,

Director

Fadzri Sentosa

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee